AUTHORIZATION TO FILE SECTION 16 REPORTS

I hereby authorize and designate Ronald A. Miller, Sonia M. Dumbleton or Michael D. Grover to execute and file or cause to be filed, on my behalf any Forms 3, 4 and 5, including any amendments thereto, that I may voluntarily or be required to file with the U.S. Securities and Exchange Commission as a result of my ownership of, or transactions in, securities of Financial Institutions, Inc. This authority shall continue until I am no longer required to file such forms, or until sooner revoked by me in writing.

In witness whereof, I have executed this authorization this 3rd day of January 2006.

						      George D. Hagi
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						      George D. Hagi
						    Chief Risk Officer
						 Financial Institutions, Inc.


M.D. Grover
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Witness